UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Nine Energy Service, Inc.
(Exact name of registrant as specified in its charter)

Delaware	80-0759121
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2001 Kirby Drive, Suite 200 Houston, TX	77019
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.01 per share	NYSE American

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box: ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: None.

Securities to be registered pursuant to Section 12(g) of the Act: None.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

The following description of certain terms of the common stock, par value $0.01 per share (the “Common Stock”), of Nine Energy Service, Inc. (the “Company”) and related provisions of the Company’s Fourth Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and the Fifth Amended and Restated of the Company Bylaws (the “Bylaws”) is only a summary and does not purport to be complete. It is qualified in its entirety by reference to, and should be read in conjunction with, the Certificate of Incorporation and the Bylaws, which have been included as Exhibits 3.1 and 3.2, respectively, to the Company’s Current Report on Form 8-K filed on March 10, 2026 and are incorporated herein by reference, and applicable provisions of Delaware law.

Common Stock

The Company is currently authorized to issue up to 70 million shares of Common Stock. Except as provided by law or in a preferred stock designation, the holders of Common Stock possess all voting power for the election of directors and all other matters requiring stockholder action. Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and do not have the ability to cumulate votes for the election of directors. Except in respect of matters relating to the election of directors, or as otherwise provided in the Certificate of Incorporation, the Bylaws or required by law, all matters to be voted on by the holders of Common Stock must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of the election of directors, nominees are elected by a plurality of the votes cast.

Subject to the rights and preferences of any preferred stock that the Company may issue in the future, holders of Common Stock are entitled to receive dividends as may be declared by the Company’s board of directors (the “Board of Directors”) and all of the Company’s assets available for distribution to holders of Common Stock in liquidation, pro rata, based on the number of shares of Common Stock held. There are no redemption, conversion or sinking fund provisions applicable to the Common Stock, and the holders of Common Stock have no preemptive or other subscription rights.

Preferred Stock

Subject to the provisions of the Certificate of Incorporation and legal limitations, the Board of Directors has the authority, without further vote or action by the Company’s stockholders, to issue up to 15 million shares of preferred stock in one or more series and to fix the designation, powers, preferences and rights, and the qualifications, limitations and restrictions, of the shares of each such series, which may be superior to those of the Common Stock.

The issuance of shares of preferred stock by the Board of Directors as described above may adversely affect the rights of the holders of Common Stock. For example, preferred stock may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock. The issuance of shares of preferred stock may discourage third-party bids for shares of Common Stock or may otherwise adversely affect the market price of the Common Stock. In addition, preferred stock may enable the Board of Directors to make it more difficult, or to discourage attempts, to obtain control of the Company through a hostile tender offer, proxy contest, merger or otherwise, or to make changes in the Company’s management.

Anti-Takeover Provisions

Some provisions of Delaware law, the Certificate of Incorporation and the Bylaws could make certain change of control transactions, including the acquisition of the Company by means of a tender offer, proxy contest or otherwise, as well as removal of the incumbent directors, more difficult. Because the Board of Directors has the power to retain and discharge the Company’s officers, these provisions may also have the effect of preventing changes in management. It is possible that these provisions would make it more difficult to accomplish or deter transactions that a stockholder might consider in its or the Company’s best interests, including transactions that might result in a premium over the market price for shares of Common Stock.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with the Board of Directors. The Company believes that the benefits of increased protection and the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Certificate of Incorporation and Bylaws

Among other things, the Certificate of Incorporation and/or Bylaws:

●	establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of the Company’s stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to the Company’s secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at the Company’s principal executive offices (i) in the case of an annual meeting of stockholders, not later than the close of business on the 90th day nor earlier than the 120th day prior to the anniversary date of the prior year’s annual meeting of stockholders and (ii) in the case of a special meeting of stockholders, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made. The Bylaws specify the requirements as to form and content of all stockholders’ notices as well as certain procedures that must be followed;

●	authorize the Board of Directors to issue undesignated preferred stock. This ability makes it possible for the Board of Directors to issue, without stockholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company;

●	provide that the number of directors that constitutes the entire Board of Directors shall be fixed by the Board of Directors;

●	provide that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, be filled by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or a sole remaining director;

●	provide that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of preferred stock with respect to such series;

●	provide that special meetings of the Company’s stockholders may only be called by the chair of the Board of Directors, the Company’s chief executive officer or the Company’s secretary upon the request of one or more stockholders who own at least 20% of the outstanding shares of capital stock of the Company entitled to vote generally in the election of directors as of the date such request is delivered to the Company’s secretary;

●	allow the Board of Directors to adopt, amend, alter or repeal the Bylaws without a vote of the stockholders; and

●	unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have subject matter jurisdiction over the matter, the state or federal court in Delaware with jurisdiction over the matter) will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Company; (ii) any action asserting a claim for breach of a fiduciary duty owed by any current or former director, officer, employee or agent of the Company to the Company or the stockholders; (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), the Certificate of Incorporation or the Bylaws; or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Although the Company believes this forum selection provision benefits the Company by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against the Company’s directors, officers, employees and agents.

Delaware Anti-Takeover Law

The Company is subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” (as defined in Section 203 of the DGCL and which includes a merger or sale of more than 10% of a company’s assets) with an “interested stockholder” (as defined in Section 203 of the DGCL and which generally includes a person owning 15% or more of a company’s outstanding voting stock).

However, the above provisions of Section 203 do not apply if:

●	the Board of Directors approves the transaction that made the stockholder an “interested stockholder” prior to the date of the transaction;

●	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of the Company’s voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of Common Stock; or

●	on or subsequent to the date of the transaction, the business combination is approved by the Board of Directors and authorized at a meeting of the Company’s stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Item 2. Exhibits.

Pursuant to the Instructions as to Exhibits for Form 8-A, no exhibits are required to be filed because no other securities of the Company are registered on NYSE American and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 30, 2026	Nine Energy Service, Inc.

	By:	/s/ Guy Sirkes
	Name:	Guy Sirkes
	Title:	Executive Vice President and Chief Financial Officer

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